Exhibit 99.1

WiLAN to Announce First Quarter 2013 Financial Results

OTTAWA, Canada – May 1, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will release its financial results for the first quarter ended March 31, 2013 on May 8, 2013 before the financial markets open.

Following the release of its first quarter 2013 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=170698

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=170698 and accessible by telephone until 11:59 PM ET on August 8, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 412825

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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